Exhibit 99.1

PRESS RELEASE
Friday 03 March 2023 – 08.00 a.m. CET

LEADING PROXY ADVISOR ISS SUPPORTS

ALL OF THE VOTING RECOMMENDATIONS OF

EURONAV’S SUPERVISORY BOARD

ANTWERP, Belgium, 03 March, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) welcomes today’s announcement from leading independent proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”), which has recommended that the Company’s shareholders vote IN LINE with the Euronav Supervisory Board’s recommendations at the special general shareholders’ meeting to be held on 23 March 2023.

Commenting on the ISS report, Euronav’s Supervisory Board said: “We are pleased with the support we have received from ISS, which has recommended that shareholders SUPPORT ALL of the Supervisory Board’s voting recommendations. The backing of ISS further validates our position to maintain the current independent Supervisory Board and the continuity necessary to foster value creation for all stakeholders, while adapting the Supervisory Board’s composition to reflect the current shareholding structure of Euronav.”

In supporting the Euronav Supervisory Board’s recommendations, ISS’s report stated that “the Euronav recommendation is an equitable compromise reflective of the current ownership structure.”

With respect to CMB’s resolutions, ISS notes that “a vote AGAINST items 1.1 to 1.5 and 2.3 to 2.5 5 is warranted because CMB has not publicly disclosed a compelling justification for the complete overhaul of the board and CMB controlling the board is not reflective of CMB’s current 25 percent shareholding.”

PRESS RELEASE
Friday 03 March 2023 – 08.00 a.m. CET

Euronav’s Supervisory Board strongly reiterates the following voting guidance for the upcoming special general shareholders’ meeting to:

	CMB’s Resolution	Euronav Supervisory Board’s Recommendation		ISS Recommendation

1	Dismissal of members of the Supervisory Board

1.1	Termination of Mrs. Anne-Hélène Monsellato’s mandate	AGAINST	Euronav has appropriate Supervisory Board to oversee the Company’s strategy	AGAINST
1.2	Termination of Dr. Grace Reksten Skaugen’s mandate	AGAINST		AGAINST
1.3	Termination of Mr. Steven Smith’s mandate	AGAINST		AGAINST
1.4	Termination of Dr. Anita Odedra’s mandate	AGAINST		AGAINST
1.5	Termination of Mr. Carl Trowell’s mandate	AGAINST		AGAINST

2	Appointment of members of the Supervisory Board

2.1	Appointment of Mr. Marc Saverys (as representative of CMB)	FOR	Proportionate representation in the boardroom	FOR
2.2	Appointment of Mr. Patrick De Brabandere (as representative of CMB)	FOR		FOR

2.3	Appointment of Mrs. Julie De Nul (non-independent candidate)	AGAINST	Not meeting independence criteria and candidates not additive to Euronav’s diverse and experienced Supervisory Board	AGAINST
2.4	Appointment of Mrs. Catharina Scheers (non-independent candidate)	AGAINST		AGAINST
2.5	Appointment of Mr. Patrick Molis (non-independent candidate)	AGAINST		AGAINST

3	Proxy for administrative formalities	FOR		FOR

	Famatown’s Resolution	Euronav Supervisory Board’s Recommendation		ISS Recommendation

4	Appointment of members of the Supervisory Board

4.1	Appointment of Mr. John Fredriksen (as representative of Famatown)	FOR	Proportionate representation in the boardroom	FOR
4.2	Appointment of Mr. Cato H. Stonex (as representative of Famatown)	FOR		FOR

In view of the record date of Thursday 09 March 2023, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 08 March 2023 at 8.00 a.m. (Belgian time) until Friday 10 March 2023 at 8.00 a.m. (Belgian time) (“Freeze Period”).

PRESS RELEASE
Friday 03 March 2023 – 08.00 a.m. CET

Further information related to the special general shareholders’ meeting on 23 March 2023, including a revised proxy form and voting instructions are available on the company’s website at https://www.euronav.com/en/investors/legal-information/agm/2023/. The practical formalities for participation in this meeting are described in the revised convening notice.

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Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Special General meeting: Thursday 23 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further one under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

PRESS RELEASE
Friday 03 March 2023 – 08.00 a.m. CET

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel vales, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.